SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of report (Date of earliest event reported) June 6, 2024

GATC HEALTH CORP

(Exact name of issuer as specified in its charter)

Wyoming	85-1074632
State or other Jurisdiction of	I.R.S. Employer-
Incorporation or Organization	Identification No.

2030 Main Street, Suite 660, Irvine CA 92614

(Address of Principal Executive Offices and zip code)

(833) 333-4282

(Issuer's Telephone Number, including Area Code)

Title of each class of securities issued pursuant to Regulation A: Common Stock, par value $.0001

Item 4. Change in Issuer’s Certifying Accountant

On June 6, 2024, the Board of Directors approved the appointment of Haskell & White LLP (“Haskell & White”) as our new independent registered public accounting firm, effective immediately, to perform independent audit services for the year ended December 31, 2023.  During the years ended December 31, 2021 and 2022 and the period May 16, 2020 (Inception) through December 31, 2020 and through June 6, 2024, neither we, nor anyone on our behalf, consulted Haskell & White regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to our consolidated financial statements, and no written report or oral advice was provided to us by Haskell & White that was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a "disagreement" (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a “reportable event” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

We provided a copy of the above disclosure to Haskell & White prior to filing this Current Report with the Securities and Exchange Commission in order to provide such firm with the opportunity to provide a letter to the Commission containing any new information, clarification of the expression of our views in the preceding paragraph, or the respects in which it does not agree with the statements made above. Haskell & White declined to provide a letter.

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GATC HEALTH CORP

/s/ Michael Manahan
Chief Financial Officer October 29, 2024